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September  15, 1994

                               STOCKHOLDER ALERT

You have received, or will receive, a solicitation from a self-styled "Sara Lee Shareholders Committee," supplementing two stockholder proposals which appear in Sara Lee's 1994 proxy statement ("Proposals"). Sara Lee believes that the solicitation is misleading.

The self-styled Sara Lee Shareholders Committee was conceived by the United Food & Commercial Workers Local 120, Oakland, California ("Union"). The Union, which represents approximately 100 employees, and Sara Lee recently agreed to a collective bargaining agreement after a protracted negotiation. Although submitted by two individual stockholders, the Proposals were prepared by the Union's attorneys. The Union enlisted the two well-meaning stockholders to submit the Proposals under their respective names. This Committee consists of only two members brought together by the Union. It should be noted that the Committee's address and its telephone number are those of the Union's headquarters in Oakland. The stockholders reside in Skokie, Illinois, and Providence, Rhode Island. This is a continuation of the Union's campaign against Sara Lee which began more than a year ago.

Sara Lee did not provide the Union with the names and addresses of the stockholders who will receive the solicitation. Stamped envelopes were provided by the Union, and Sara Lee attached the mailing labels to them, as it is required to do under the proxy rules of the Securities and Exchange Commission. Sara Lee has good reason to believe that any stockholder who responds to the Union's questionnaire will be solicited for funds to recoup a portion of the Union's expenses, including attorney fees, incurred in its solicitation activities.

The first Proposal in the solicitation is entitled "Shareholder Proposal Against Golden Parachutes." The proposal does not relate to a golden parachute arrangement. It is erroneously described for inflammatory purposes. The Union's attorney agreed to withdraw the use of that phrase from the stockholder's proposal that appears in the proxy statement.

The solicitation refers to comparative compensation paid to chief executive officers of conveniently selected corporations, most of which are substantially smaller than Sara Lee and in different businesses than Sara Lee's (i. e., chewing gum, spices, dairy products, candy, pet foods). It is not a meaningful comparison for executive compensation purposes. Except for three of the corporations, their sales, earnings, stockholders' equity and market value are substantially less than Sara Lee's.

The solicitation infers that since the members of Sara Lee's compensation committee are, or were former, senior executives of other corporations (which is not correct), their actions are biased in favor of excessive compensation. This inference is insulting and unwarranted. The members of the compensation committee are independent directors who act only in the best interests of Sara Lee and its stockholders.




Gordon H. Newman
Senior Vice President and Secretary